

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Donald Fallon
Chief Financial Officer
Axion International Holdings, Inc.
4005 All American Way
Zanesville, OH 43701

> **RE:** **Axion International Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **Form 10-Q for the Quarter Ended March 31, 2015**
> **Filed May 15, 2015**
> **Form 10-Q for the Quarter Ended June 30, 2015**
> **Filed August 14, 2015**
> **File No. 0-13111**

Dear Mr. Fallon:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Forms 10-Q for the Quarters Ended March 31, 2015 and June 30, 2015</u>

<u>Item 4. Controls and Procedures</u>

<u>(a) Evaluation of Disclosure Controls and Procedures</u>

1.   Please amend your Forms 10-Q for the quarters ended March 31, 2015 and June 30, 2015 to disclose whether your disclosure controls and procedures are effective or not effective as required by Item 307 of Regulation S-K. In doing so, please ensure that you also include certifications that are currently dated and refer to the Form 10-Q/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction